                                                FILED PURSUANT TO RULE 424(B)(5)
                                                      REGISTRATION NO. 333-33078
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 7, 2000)

                 LIVE INTERACTIVE ENTERTAINMENT [4-COLOR LOGO]

                            NTN COMMUNICATIONS, INC.
                        2,000,000 SHARES OF COMMON STOCK
                                $3.00 PER SHARE

     We are offering 2,000,000 shares of our Common Stock through the underwriters named below. We estimate that we will receive net proceeds from the offering of approximately $5,185,000. We plan to use the net proceeds to market our new game portal called "BUZZTIME.com(TM)," to convert our existing customer base to our new Digital Interactive Television Network(TM) ("DITV"), and for working capital and general corporate purposes.

     Our Common Stock is listed on the American Stock Exchange under the symbol "NTN." On April 13, 2000, the last reported sale price of our Common Stock on the American Stock Exchange was $3.25 per share.
                             ---------------------
         Investing in our Common Stock involves a high degree of risk.
         See "Risk Factors" on page S-4 of this Prospectus Supplement.
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                              OFFERING INFORMATION
                                             ----------------------
                                             PER SHARE     TOTAL
                                             ---------   ----------
Public offering price:.....................   $  3.00    $6,000,000
Underwriting discounts and commissions:....   $  0.24    $  480,000
Estimated offering expenses:...............   $0.1675    $  335,000
                                              -------    ----------
Net proceeds to NTN:.......................   $2.5925    $5,185,000
                                              =======    ==========

                             ---------------------

     The underwriters are offering our shares of Common Stock on a firm commitment basis. The underwriters expect to deliver the shares of our Common Stock in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on April 19, 2000.


            STARR SECURITIES, INC.                               GUNNALLEN
                                                                 FINANCIAL

               This Prospectus Supplement is dated April 14, 2000

                           FORWARD-LOOKING STATEMENTS

     We make statements in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we may project. These forward-looking statements represent our estimates and assumptions only as of the date they were made. These risks, uncertainties and other important factors include our history of significant operating losses and our ability to raise additional capital, manage our growth, protect our intellectual property assets, develop new products and technology and successfully implement and execute our strategy to develop and promote our newly-branded game portal called "BUZZTIME.com." See "Risk Factors" in this Prospectus Supplement, and "Where You Can Find More Information," "Forward-Looking Statements" and "Risk Factors" in the accompanying Prospectus and the documents incorporated by reference therein for other risks, uncertainties and other important factors to consider.

     In addition, as for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent nature of projections and may be better or worse than projected. The forward-looking statements that relate to future financial results are not financial statements, are not audited and are not prepared in accordance with generally accepted accounting principles. These future financial results exclude nonrecurring and unusual items that may have a positive or negative effect on our projections. We expressly disclaim a duty to provide updates to these forward-looking statements or the estimates and assumptions associated with them, after the date they were made to reflect events or circumstances or changes in expectations or the occurrence of anticipated events.

                                OFFERING SUMMARY

     The summary below highlights information contained elsewhere in this Prospectus Supplement and the accompanying Prospectus. This summary is not complete, and may not contain all of the information that you should consider before investing in our Common Stock. You should read this Prospectus Supplement and the accompanying Prospectus in their entirety before deciding whether to invest in our Common Stock.

Common Stock Offered....................     2,000,000 shares

Public Offering Price Per Share.........     $3.00

Estimated Net Proceeds to NTN...........     $5,185,000

Use of Proceeds.........................     - Marketing our new game portal
                                               called "BUZZTIME.com"

                                             - Converting our existing customer
                                               base to our new DITV Network

                                             - Working capital and general
                                               corporate purposes

Common Stock to be Issued and
Outstanding After This Offering.........     33,514,000 shares (excluding
                                             12,671,071 shares of Common Stock
                                             underlying options, warrants and
                                             other conversion rights and 42,000
                                             shares of Common Stock underlying
                                             the underwriter's warrants; see
                                             "Description of Capital Stock" and
                                             "Underwriting" in this Prospectus
                                             Supplement.)

Current Dividend........................     None

Risk Factors............................     Investing in shares of our Common
                                             Stock involves a high degree of
                                             risk. See "Risk Factors" at page
                                             S-4 of this Prospectus Supplement.

Dilution................................     Purchasers of Common Stock in this
                                             offering will experience immediate
                                             and substantial dilution. See
                                             "Dilution" at page S-10 of this
                                             Prospectus Supplement.

American Stock Exchange Symbol..........     NTN

                                  RISK FACTORS

     The shares of Common Stock being offered involve a high degree of risk. You should carefully consider the risk factors set forth beginning at page 2 of the accompanying Prospectus, the following additional risk factors, and all other information contained in this Prospectus Supplement and the accompanying Prospectus before you buy shares of our Common Stock. The trading price of our Common Stock could decline due to any of these risks, and you could lose all or part of your investment.

     We Incurred a Significant Net Loss During the First Quarter of 2000, and We Expect to Incur Significant Net Losses in the Future. Based on our preliminary estimates, we believe that we incurred a net loss during the quarter ended March 31, 2000, of approximately $400,000. The net loss for the first quarter would have been approximately $2.2 million, except for a one-time reduction of expenses during the quarter attributable to a reversal of a put right liability. See "Recent Company Developments" below in this Prospectus Supplement. These figures compare to a net loss for the first quarter of 1999 of $832,000. We expect to incur significant and increasing operating and net losses for the foreseeable future.

     Our Limited Liquidity and Capital Resources May Constrain Our Ability to Operate and Grow Our Business. We estimate that, at March 31, 2000, our current assets exceeded our current liabilities by approximately $21,000. After receiving the net proceeds from this offering, we presently intend to raise additional equity or debt financing in an aggregate amount of $10 million as early as the start of the third quarter of the current fiscal year to continue the development and marketing of our new game portal called "BUZZTIME.com" and for the continued expansion and improvement of our DITV Network. We cannot give assurances that we will be able to raise capital, if at all, on terms that we believe to be satisfactory. If we are unable to raise capital when needed, or if our cash flows are less than we anticipate, or if we incur unanticipated expenses, our ability to develop and market BUZZTIME.com and improve and expand the DITV Network will be materially adversely affected. Any additional equity financing may be done on terms which are dilutive to stockholders.

     Lack of Compliance with American Stock Exchange Guidelines. The American Stock Exchange (AMEX) has published a set of continued listing guidelines that it follows to determine whether an AMEX-listed company should be allowed to continue the trading or listing of its securities on the exchange. Under these guidelines, the AMEX will consider suspending or "delisting" a company's securities from the exchange:

     - if it has stockholders' equity of less than $2,000,000 and has incurred operating or net losses in two of its three most recent fiscal years;

     - if it has stockholders' equity of less than $4,000,000 and has incurred operating or net losses in three its four most recent fiscal years; or

     - if it has sustained operating or net losses in its five most recent fiscal years.

     As we reported in our 1999 Annual Report on Form 10-K, we incurred a net loss of $2,498,000 for the year ended December 31, 1999, representing our fifth consecutive year of losses. Additionally, we reported stockholders' equity of $2,221,000 as of December 31, 1999. As such, NTN is technically not in compliance with the continued listing guidelines of the AMEX.

     We have received correspondence from the AMEX indicating that, despite the fact that NTN does not currently meet the guidelines, the AMEX will continue the listing of NTN's Common Stock pending a review by the AMEX of NTN's 1999 Annual Report on Form 10-K and certain other financial information that we have supplied to the AMEX. The determination by the AMEX is subject to our making favorable progress towards complying with the guidelines and to periodic review by the AMEX of our filings with the SEC. We cannot assure investors that our Common Stock will remain listed on the AMEX or any other exchange or quotation system in the future. If our Common Stock is delisted from the AMEX, holders of our Common Stock may experience decreased liquidity, and our stock price could be adversely affected.

                          RECENT COMPANY DEVELOPMENTS

     Preliminary Operating Results for Quarter Ended March 31, 2000. Based on our preliminary estimates, we believe that our revenues for the first quarter ended March 31, 2000, were approximately $5.9 million, and that we incurred a net loss during the quarter of approximately $400,000. The net loss is determined after taking into account a reversal of a put right liability of approximately $1,793,000 as of December 31, 1999, which reduced expenses in the first quarter. See "Recent Development" at page 9 of the Prospectus accompanying this Prospectus Supplement. Without the reduction in expenses attributable to the reversal of the put right liability, our net loss for the first quarter of 2000 would have been approximately $2.2 million.

     Recent Developments Pertaining to DITV Network. In 1999, we introduced a new Digital Interactive Television Network ("DITV Network") with a Windows-based platform and 900 MHz Playmakers to replace our original NTN Network, which is DOS-based with 49 MHz Playmakers. The DITV Network contains many new features, such as full-motion video capabilities and high-resolution graphics, to allow more compelling content and better advertising opportunities. In addition, the new, more consumer friendly Playmakers have increased transmission range and have a longer battery life. They feature a much larger, eight line LCD screen that displays sports scores and other ticker information. They also enable electronic, text-based chat between patrons.

     NTN has experienced higher operating costs with the DITV Network. The increased costs associated with transmitting the larger data files associated with full-motion advertisements and new programming content have been partially offset by lower costs for technical service and equipment repairs. NTN is testing alternative data transmission methods and file compression technologies to reduce these costs, but we cannot give assurances that we will be able to do so.

     As of December 31, 1999, approximately 1,500 DITV systems were installed, representing 52% of the total network. During the first quarter of 2000, NTN installed an additional 382 DITV systems, 223 of which were conversions and 159 of which were installed in new sites. NTN plans to continue to convert the remaining DOS-based systems to DITV by fall of 2000. We estimate that NTN will convert 75% of the 1,000 systems remaining on the original NTN Network to the DITV Network and that service will be terminated as to the remainder of the systems in accordance with existing contract terms with our customers. We expect that NTN will require approximately $2.5 million in capital expenditures and will incur approximately $350,000 in one time costs to convert the additional 750 systems.

     Agreement with the National Football League. We have had a 15-year relationship with the National Football League as a licensee for the hospitality version of our "QB1" predict-the-play interactive game. On April 3, 2000, we extended the hospitality platform provisions of our existing License Agreement with National Football League Properties, Inc. through April 15, 2000, while we continue our negotiations with the NFL for a new agreement. We are also seeking to renew an online license with the NFL that brought QB1 to the Internet at websites QB1.com and NFL.com last season. We are continuing our negotiations with the NFL, although we cannot give assurances that we will ultimately be able to reach agreement with the NFL on these matters.

     Settlement of Class-Action Lawsuit. On April 3, 2000, the U.S. District Court for the Southern District entered a final judgment and order of dismissal in the class-action lawsuit entitled Eliot Miller and Jay Iyer, stockholders on behalf of themselves and all others similarly situated vs. NTN Communications, Inc., Patrick J. Downs, Daniel C. Downs, Donald C. Klosterman, Ronald E. Hogan, Gerald P. McLaughlin and KPMG LLP. The settlement becomes final upon the expiration of the time for filing a notice of appeal, which is thirty days after entry of judgment, or May 3, 2000.

     Warrant Exercise. On March 27, 2000, each of the two holders of the common stock purchase warrants issued pursuant to the Exchange Agreement, dated October 5, 1998, by and between NTN and the holders of the Series B Preferred Stock, provided notice of the election of each holder to exercise the warrants to purchase 500,000 shares of Common Stock. Each holder elected to utilize the cashless exercise option as provided by the warrants. The purchase price of the warrants in effect at the time of exercise was $0.005 per share based upon the provisions of the warrants. On March 29, 2000, we issued 499,548 shares of Common

Stock to each holder. See "Description of Capital Stock -- Series B Preferred Stock" in this Prospectus Supplement.

     Conversion of Senior Convertible Subordinated Notes. On March 16, 2000, the holders of the 7% Senior Convertible Subordinated Notes due February 2001 provided notice of each holder's election to convert $100,000 of principal amount of the Notes plus accrued interest into shares of Common Stock. On March 16, 2000, in accordance with the provisions of the Notes, we issued 79,575 shares of Common Stock to each of the two holders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our Common Stock is listed on the American Stock Exchange under the symbol "NTN." Set forth below are the high and low sales prices for our Common Stock as reported by the American Stock Exchange for the two most recently completed fiscal years, and for the period from January 1 through April 13, 2000:

                                                                COMMON STOCK
                                                              -----------------
                                                                LOW      HIGH
                                                              -------   -------
2000
First Quarter...............................................  $2.3130   $7.7500
Second Quarter (through April 13, 2000).....................  $2.5000   $4.7500
1999
First Quarter...............................................  $0.5625   $2.0000
Second Quarter..............................................  $0.6250   $1.0000
Third Quarter...............................................  $1.0625   $1.3750
Fourth Quarter..............................................  $1.1875   $4.7500
1998
First Quarter...............................................  $0.3125   $1.0625
Second Quarter..............................................  $0.6875   $2.6250
Third Quarter...............................................  $0.6250   $1.2500
Fourth Quarter..............................................  $0.3125   $0.8125

     To date, we have not declared or paid any cash dividends with respect to our Common Stock, and the current policy of our Board of Directors is to retain earnings, if any, after payment of dividends on our outstanding preferred stock to provide for NTN's growth. Consequently, we do not expect to pay any cash dividends on the Common Stock in the foreseeable future. Pursuant to the terms of our line of credit, we may not pay or declare dividends without the prior written consent of our lender.

     As of April 10, 2000, there were approximately 1,821 holders of our Common Stock.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     We are providing the following financial information to aid you in analyzing the financial aspects of this offering. The information was derived from our audited financial statements for the years ended December 31, 1995 through 1999. This information is only a summary and you should read it in conjunction with NTN's historical financial statements and related notes, together with management's discussion and analysis thereof, contained in our annual reports and other information we have filed with the SEC. See "Where You Can Find More Information" in the accompanying Prospectus.

                          STATEMENT OF OPERATIONS DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         YEARS ENDED DECEMBER 31,
                                             -------------------------------------------------
                                              1999      1998       1997       1996      1995
                                             -------   -------   --------   --------   -------
Total revenue..............................  $23,748   $24,194   $ 25,861   $ 25,711   $20,082
Total operating expenses...................   27,549    27,641     38,668     51,566    25,508
                                             -------   -------   --------   --------   -------
Operating income (loss)....................   (3,801)   (3,447)   (12,807)   (25,855)   (5,426)
Other income, net..........................    1,303     1,654        350          1     1,409
                                             -------   -------   --------   --------   -------
Net loss from continuing operations........   (2,498)   (1,793)   (12,457)   (25,854)   (4,017)
Net income (loss) from discontinued
  operations...............................       --        --         --     (1,317)       69
Gain on sale of discontinued operations....       --        --         --      4,219        --
Income taxes...............................       --        --         --         --        --
                                             -------   -------   --------   --------   -------
Net loss...................................  $(2,498)  $(1,793)  $(12,457)  $(22,952)  $(3,948)
                                             =======   =======   ========   ========   =======
Accretion of beneficial conversion feature
  of preferred stock.......................       --      (758)        --         --        --
                                             -------   -------   --------   --------   -------
Net loss available to common
  stockholders.............................  $(2,498)  $(2,551)  $(12,457)  $(22,952)  $(3,948)
                                             =======   =======   ========   ========   =======
Basic and diluted net loss per common
  share:
  Continuing operations....................  $  (.09)  $  (.10)  $  (0.55)  $  (1.15)  $ (0.19)
  Discontinued operations..................       --        --         --       0.13        --
                                             -------   -------   --------   --------   -------
          Net loss.........................  $  (.09)  $  (.10)  $  (0.55)  $  (1.02)  $ (0.19)
                                             =======   =======   ========   ========   =======
Weighted-average shares outstanding........   28,470    26,078     22,696     22,568    20,301
                                             =======   =======   ========   ========   =======

                               BALANCE SHEET DATA
                                 (IN THOUSANDS)

                                                                DECEMBER 31,
                                               -----------------------------------------------
                                                1999      1998      1997      1996      1995
                                               -------   -------   -------   -------   -------
Total current assets.........................  $ 6,387   $ 8,131   $ 8,390   $10,655   $26,009
Total assets.................................   17,287    16,767    20,271    28,504    41,221
Total current liabilities....................    5,466     5,731     8,373    12,775     6,541
Total liabilities............................   15,066     8,442    11,545    18,282     7,770
Stockholders' equity.........................    2,221     8,325     8,726    10,222    33,451

                                USE OF PROCEEDS

     We estimate that our net proceeds from the offering (after deducting underwriting discounts and estimated offering expenses) will be approximately $5.185 million. We intend to use the net proceeds from the offering for the following purposes:

     - Marketing of our new game portal called "BUZZTIME.com";

     - Conversion of our existing customer base to our new DITV Network; and

     - Working capital and general corporate purposes.

     Our management will retain discretion in the allocation of the net proceeds of this offering among such purposes. The amounts we spend will depend on a number of factors, including the amount of our future revenues and cash flows. Pending these uses, the net proceeds from the offering will be invested in short-term, interest-bearing, investment grade securities.

     We presently intend to raise additional equity or debt financing in an aggregate amount of $10 million as early as the start of the third quarter of the current fiscal year to continue the development and marketing of "BUZZTIME.com" and for the continued expansion and improvement of our DITV Network. We cannot assure investors that we will be able to raise capital, if at all, on terms that we believe to be satisfactory. If we are unable to raise capital when needed, or if our cash flows are less than we anticipate, or if we incur unanticipated expenses, our ability to develop and market BUZZTIME.com and improve and expand the DITV Network will be materially adversely affected. Any additional equity financing may be done on terms that are dilutive to stockholders.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - On an actual basis; and

     - On an adjusted basis to reflect:

      - our receipt of the estimated net proceeds of $5.185 million from the sale of the shares of Common Stock in this offering;

      - the issuance of 999,096 shares of Common Stock on March 29, 2000, following the cashless exercise of outstanding warrants to purchase Common Stock, which warrants had been issued under the Exchange Agreement dated October 5, 1998 (see "Recent Company Developments" and "Description of Capital Stock - Series B Preferred Stock" in this Prospectus Supplement);

      - the issuance of 165,124 shares of Common Stock for an aggregate of $148,469 pursuant to the exercise of various Common Stock purchase warrants from January 1, 2000 through March 31, 2000;

      - the issuance of 250,761 shares of Common Stock for an aggregate of $343,279 pursuant to the exercise of stock options from January 1, 2000 through March 31, 2000;

      - the issuance of 25,880 shares of Common Stock in payment of interest on the outstanding 7% Senior Convertible Subordinated Notes on March 31, 2000; and

      - the issuance of 159,150 shares of Common Stock on March 16, 2000 upon conversion of $200,000 in aggregate principal amount of outstanding 7% Senior Convertible Subordinated Notes (see "Recent Company Developments" in this Prospectus Supplement).

     You should read this capitalization table together with the section of this Prospectus Supplement entitled "Selected Historical Financial Information" and the consolidated financial statements and related notes, together with management's discussion and analysis thereof, contained in our annual reports and other information that we have filed with the SEC. See "Where You Can Find More Information" in the accompanying Prospectus.

                                                              ACTUAL      AS ADJUSTED
                                                           ------------   ------------
LONG-TERM DEBT:
  Obligations under capital leases.......................  $    475,000   $    475,000
  Revolving line of credit...............................     2,486,000      2,486,000
  7% Senior Convertible Subordinated Notes...............     4,705,000      4,705,000
STOCKHOLDERS' EQUITY:
  Series A 10% cumulative convertible preferred stock,
     $.005 par value, 5,000,000 shares authorized;
     161,000 shares issued and outstanding...............         1,000          1,000
  Common Stock, $.005 par value, 50,000,000 shares
     authorized actual and as adjusted; 29,914,000 shares
     issued and outstanding actual; 33,514,000 shares
     issued and outstanding as adjusted..................       149,000        167,000
  Additional paid-in capital.............................    66,548,000     72,496,000
  Accumulated deficit....................................   (63,645,000)   (63,645,000)
  Accumulated other comprehensive loss...................      (360,000)      (360,000)
  Treasury stock, at cost, 111,000 shares................      (472,000)      (472,000)
                                                           ------------   ------------
  Total stockholders' equity.............................     2,221,000      8,187,000
                                                           ------------   ------------
          Total capitalization...........................  $  9,887,000   $ 15,853,000
                                                           ============   ============

     The number of shares of Common Stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999. It does not include:

     - 8,916,327 shares of Common Stock issuable upon the exercise of options and warrants outstanding as of December 31, 1999 at a weighted average exercise price of $1.70 per share. 4,263,420 of these options and warrants were exercisable at December 31, 1999.

     - 3,694,053 shares of Common Stock issuable upon conversion of the 7% Senior Convertible Subordinated Notes outstanding as of December 31, 1999 at a conversion price of $1.275.

     - 60,691 shares of Common Stock issuable upon the conversion of the outstanding Series A Preferred Stock.

     - 42,000 shares of Common Stock issuable upon the exercise of the underwriter's warrants.

                                    DILUTION

     Purchasers of the Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value of the Common Stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of Common Stock outstanding. As of December 31, 1999, our net tangible book value was $16.6 million, or $0.55 per share. As of December 31, 1999, our net tangible book value, as adjusted for the sale of the 2,000,000 shares offered by us in this offering and application of the estimated net proceeds to us of $5.185 million, would have been approximately $0.68 per share. This represents an immediate increase in net tangible book value of $0.13 per share to existing stockholders and an immediate and substantial dilution of $2.32 per share to new investors purchasing Common Stock in this offering. The following table illustrates this per share dilution as of December 31, 1999:


Public offering price.......................................          $3.00
Net tangible book value.....................................  $0.55
Increase attributable to new investors......................   0.13
                                                              -----
Net tangible book value after the offering..................           0.68
                                                                      -----
Dilution to new investors...................................          $2.32

     The following table summarizes as of December 31, 1999 the differences between existing stockholders and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts, commissions and our estimated offering expenses.

                                                                                        AVERAGE PRICE
                                           SHARES PURCHASED      TOTAL CONSIDERATION      PER SHARE
                                         --------------------   ---------------------   -------------
                                           NUMBER     PERCENT     AMOUNT      PERCENT
                                         ----------   -------   -----------   -------
Existing stockholders..................  29,914,000     93.7%   $54,746,738     90.1%       $1.83
New investors..........................   2,000,000      6.3%     6,000,000      9.9%       $3.00
                                         ----------    -----    -----------    -----
Total..................................  31,914,000    100.0%   $60,746,738    100.0%
                                         ==========    =====    ===========    =====

     The above discussion and tables assume no exercise of any stock options, warrants or other convertible securities outstanding as of December 31, 1999. As of December 31, 1999, there were options, warrants and other convertible securities outstanding to purchase a total of 14,246,106 shares of Common Stock at a weighted average exercise price of $1.54 per share, of which 9,562,043 were exercisable as of December 31, 1999. If these options, warrants and other convertible securities are exercised in the future, it will be further dilutive to investors who purchase shares in this offering.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 70,000,000 shares of Common Stock, par value $.005 per share, and 10,000,000 shares of preferred stock, par value $.005 per share.

     The following description of our capital stock is a summary of material terms. It is not complete and is subject in all respects to applicable Delaware law and to the provisions of our Amended and Restated Certificate of Incorporation and Bylaws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus Supplement is a part.

COMMON STOCK

     As of April 10, 2000, approximately 31,530,862 shares of Common Stock were outstanding and held of record by approximately 1,821 holders.

     Subject to the rights of the holder of any preferred stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, to share pro rata in any distribution of our assets after the payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders. There are no preemptive, subscription, conversion or redemption rights pertaining to shares of our Common Stock.

     On April 10, 2000, there were 8,874,602 shares of Common Stock underlying options, warrants and other conversion rights exercisable within 60 days of that date.

     We have not declared or paid any cash dividends on our Common Stock since we became a public company in 1984, and we do not anticipate paying dividends in the foreseeable future. In addition, our outstanding revolving line of credit prohibits us from paying cash dividends without obtaining prior approval from the lender. All of the outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock issued in this offering will be fully paid and nonassessable when issued.

PREFERRED STOCK

     We are authorized to issue 10,000,000 shares of preferred stock, $.005 par value per share. Our Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, or the designation of such series, without any vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of Common Stock. At present, we have 161,000 shares of preferred stock outstanding.

SERIES A PREFERRED STOCK

     As of April 10, 2000, there were 161,000 shares of Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to an annual dividend of 10% of the original issue price of $1.00 per share, payable semi-annually on December 1 and June 1 of each year in cash or, at our option, by means of the issuance of shares of Common Stock, which are to be valued for this purpose at the fair market value of the Common Stock. We are current in the payment of all dividends on the Series A Preferred Stock. Upon our liquidation, dissolution or winding up, each holder of the Series A Preferred Stock will be entitled to receive $1.00 per share before any payment shall be made with respect to the outstanding shares of Common Stock. Each share of the Series A Preferred Stock currently is convertible into approximately 0.2908 shares of Common Stock at any time at the option of the holders of the Series A Preferred Stock. The rate of conversion is subject to certain anti-dilution provisions. The holders of the Series A Preferred Stock do not have any voting, preemptive, subscription or redemption rights.

SERIES B PREFERRED STOCK

     We previously designated a series of 85,000 shares of Series B Preferred Stock. In October 1997, we sold and issued an aggregate of 70,000 shares of Series B Preferred Stock at a purchase price of $100 per share, of which 56,000 shares remained outstanding as of October 5, 1998. As of October 5, 1998, the holders of the outstanding Series B Preferred Stock entered into an exchange agreement with us under which they agreed to exchange their remaining $5,600,000 of Series B Preferred Stock (and accrued dividends) for 7% Senior Convertible Subordinated Notes due February 1, 2001, with a fixed conversion price of $1.275 per common share. On January 11, 1999, the exchange was completed and notes were issued in an aggregate principal amount of approximately $5,913,000. On November 20, 1999, $1,000,000 of principal plus accrued interest was converted into approximately 793,000 shares of Common Stock.

     As additional consideration for the debt-for-stock exchange, we issued to the preferred stockholders warrants expiring February 1, 2001 to purchase an aggregate of 1,000,000 shares of Common Stock. The warrants were recently exercised in full at an exercise price of $0.005 per share. See "Recent Company Developments" in this Prospectus Supplement.

     As a result of the exchange, there are no longer any shares of Series B Preferred Stock outstanding. We will record interest expense, at an effective interest rate of 11% per annum, throughout the terms of the notes, which began in the first quarter of 1999. The convertible notes and warrants were issued to the two institutional holders of the outstanding Series B Preferred Stock in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     Certain provisions of our Amended and Restated Certificate of Incorporation may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. The following is a brief summary of these anti-takeover provisions:

     - A supermajority vote of at least 80% of the total voting power, voting together as a single class, is required to amend certain provisions of the Amended and Restated Certificate of Incorporation, including those provisions relating to the number, election and term of directors, the removal of directors and the filling of vacancies, and the provisions imposing supermajority voting requirements. Our Bylaws may be amended only by our Board of Directors or by a supermajority vote of at least 80% of the total voting power, voting together as a single class. These voting requirements may have the effect of making more difficult an amendment by stockholders of our Amended and Restated Certificate of Incorporation or Bylaws, even if a majority of our stockholders believes that such amendment would be in their best interests.

     - Our Board of Directors is divided into three classes, each class to be nearly equal in number as possible and to serve staggered three-year terms. Approximately one-third of our directors are subject to re-election at each annual meeting of stockholders. This classification of directors, together with other provisions that limit the ability of stockholders to increase the size of our Board of Directors without a supermajority vote or to remove directors, may have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. As a result, at least two annual meetings of stockholders may be required for stockholders to change a majority of the directors, whether or not a change in our Board of Directors would be beneficial to us and our stockholders and whether or not a majority of our stockholders believes that such a change would be desirable.

     - Our Amended and Restated Certificate of Incorporation requires that stockholder action be taken at an annual meeting or special meeting of stockholders called pursuant to a resolution adopted by a majority of our Board of Directors and prohibits stockholder action by written consent.

CERTAIN PROVISIONS OF DELAWARE LAW

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder, unless:

     - before such person became an interested stockholder, the Board of Directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     - upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans); or

     - following the transaction in which such person became an interested stockholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

TRANSFER AGENT

     The Transfer Agent for our Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING

     The underwriters have severally agreed, subject to the terms and conditions contained in the underwriting agreement relating to this offering, to purchase from NTN the number of shares of our Common Stock set forth opposite their names below:

                            NAME                               NUMBER OF SHARES
                            ----                               ----------------
Starr Securities, Inc. .....................................      1,475,000
GunnAllen Financial, Inc. ..................................        525,000
                                                                  ---------
          Total.............................................      2,000,000
                                                                  =========

     The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the underwriters' obligations is such that they are committed to purchase and pay for all of the shares of our Common Stock if any are purchased.

     The underwriters have advised us that they propose to offer the shares of our Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement. The underwriters may allow certain dealers who are members of the NASD concessions, not in excess of $.10 per share, of which not in excess of $.02 per share may be reallowed to other dealers who are members of the NASD.

     We have agreed to pay to the underwriters a non-accountable expense allowance equal to 1 7/8% of the gross proceeds derived from the sale of the shares of our Common Stock offered by this Prospectus Supplement and the accompanying Prospectus. We have also agreed to pay all expenses in connection with qualifying the shares offered under the laws of such states as the underwriters may designate, including expenses of counsel retained for such purpose by the underwriters. We estimate the expenses of this offering to be $335,000.

     At the closing of this offering, we will sell to GunnAllen Financial, Inc. and its designees, for an aggregate of $42.00, underwriter's warrants to purchase up to 42,000 shares of our Common Stock. The underwriter's warrants are exercisable at any time, in whole or in part, between April 14, 2001 and April 14, 2005, at an exercise price of $3.75 per share (125% of the public offering price per share). The underwriter's warrants may not be sold, transferred, assigned, pledged or hypothecated during the one-year period following the date of this Prospectus Supplement except to the officers and partners of GunnAllen Financial, Inc. and members of the selling group. During the exercise period, the holders of the underwriter's warrants will have the opportunity to profit from a rise in the market price of our Common Stock, which will dilute the interests of our stockholders. We expect that the underwriter's warrants will be exercised when we would, in all likelihood, be able to obtain any capital needed on terms more favorable than those provided by the underwriter's warrants. Any profit realized by the underwriters on the sale of the underwriter's warrants or the underlying shares of our Common Stock may be deemed additional underwriting compensation. The underwriter's warrants contain a cashless exercise provision.

     We have agreed that, upon the request of the holders of the majority of the underwriter's warrants, we will (at our own expense), on one occasion during the exercise period, register the underwriter's warrants and the shares of our Common Stock underlying the underwriter's warrants under the Securities Act. We have also agreed to include all such underlying shares of our Common Stock in any appropriate registration statement which is filed by us under the Securities Act during the seven years following the date of this Prospectus Supplement.

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In connection with the offering, the underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of our Common Stock. Such transactions may include stabilization effected in accordance with Regulation M of the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase our Common Stock for the purpose of pegging, fixing or maintaining the price of our Common Stock at a level that is higher than the market would dictate in the absence of such transactions.

     The underwriters may also create a short position for the account of the underwriters by selling more shares of our Common Stock in connection with the offering than they are committed to purchase from us, and in such case may purchase our Common Stock in the open market following the completion of the offering to cover all or a portion of their short position.

     In addition, the underwriters may also impose a "penalty bid" under contractual arrangements whereby the underwriters may reclaim from a dealer participating in the offering the selling concession with respect to shares of our Common Stock that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market.

     In general, any of the transactions described above may result in the maintenance of the price of our Common Stock at a level above that which might otherwise prevail in the absence of such transactions. We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of our Common Stock. In addition, we and the underwriters make no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock to be issued in connection with this offering is being passed upon for the Company by the law firm of O'Melveny & Myers LLP. Certain other legal matters relating to this offering are being passed upon for the underwriters by Blank Rome Tenzer Greenblatt LLP.

PROSPECTUS

                                  $20,000,000


                          LIVE INTERACTIVE ENTERTAINMENT [4-COLOR LOGO]

                            NTN COMMUNICATIONS, INC.

                                  COMMON STOCK

                             ---------------------

     This Prospectus is part of a Registration Statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may offer from time to time shares of our Common Stock, $.005 par value per share, as described in this Prospectus. The shares of our Common Stock will have a maximum aggregate offering price of $20,000,000. We will offer the shares of our Common Stock on terms to be determined at the time of the offering. The specific number of shares and issuance price per share will be set forth in an accompanying Prospectus Supplement.

     Our Common Stock is listed on the American Stock Exchange under the symbol "NTN."

     We may sell shares of our Common Stock at fixed prices directly, through agents from time to time or through underwriters or dealers. If any agent or any underwriter is involved in the sale of the shares of Common Stock, their name and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution." Our net proceeds from such sale will also be set forth in the applicable Prospectus Supplement.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS. YOU SHOULD READ THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT, TOGETHER WITH THE ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION," CAREFULLY BEFORE YOU INVEST.
                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

     This Prospectus may not be used to consummate sales of our Common Stock unless accompanied by a Prospectus Supplement.
                             ---------------------

                  The date of this Prospectus is April 7, 2000

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other financial and business information with the SEC. Our SEC filings are available on the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges. You also can obtain information about us from the American Stock Exchange at 86 Trinity Place, New York, New York 10006-1881.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede information in this Prospectus and in our other filings with the SEC. We incorporate by reference the following reports and information which we have already filed with the SEC:

     - our Annual Report on Form 10-K for the year ended December 31, 1999, as amended by our Form 10-K/A filed with the SEC on April 5, 2000;

     - our Proxy Statement for our Special Meeting of Stockholders held on January 7, 2000; and

     - the description of our Common Stock which is contained in our Registration Statement on Form 8-A (File No. 0-19383).

     We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the shares of Common Stock covered by this Prospectus.

     You may request a copy of these filings at no cost, by writing or calling us at the following address:

         NTN Communications, Inc.
         The Campus -- 5966 La Place Court
         Carlsbad, California 92008
         Telephone: (760) 438-7400
         Attention: Ms. Berger

     You should rely only on the information contained in, or incorporated by reference into, this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this Prospectus, any Prospectus Supplement, or any document incorporated by reference is accurate as of any date other than the date of those documents.

     You may also obtain from the SEC a copy of the Registration Statement and exhibits that we filed with the SEC when we registered the shares of Common Stock. The Registration Statement may contain additional information that may be important to you.

                           FORWARD-LOOKING STATEMENTS

     We make statements in this Prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

     All forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this Prospectus and in our Annual Report on Form 10-K. You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under "Risk Factors" in this Prospectus.

                            ABOUT NTN COMMUNICATIONS

     We are a developer and distributor of interactive game content, and we own and operate the largest "out-of-home" interactive consumer marketing television network in the United States. We operate our businesses through two operating divisions, BUZZTIME.com, Inc.(TM) and the NTN Network(R).

     BUZZTIME.com, our wholly-owned subsidiary formed in December 1999, owns the exclusive rights to two separate sets of game content. First, BUZZTIME.com owns the largest known digital trivia game show library, encompassing content from widely diverse areas of knowledge. Second, BUZZTIME.com owns the rights to eight unique "TV Play-along" sports games, played in conjunction with live televised sports programming. This is accomplished through our interactive broadcast studio that enables us to turn televised sports or other televised events into a live interactive game.

     We anticipate that BUZZTIME.com will function both as a game web site, with the expected launch of "BUZZTIME.com" in Spring 2000, and as a developer and distributor of game content. As a developer, BUZZTIME.com will continue to augment our expansive interactive game libraries. As a distributor, BUZZTIME.com intends to broadcast live play-along game shows to a broad array of interactive networks and platforms, including the Internet and online services, interactive television and hand-held devices.

     The NTN Network is North America's largest "out-of-home" interactive television network. The unique private network, distributed by Internet-enhanced technology, broadcasts a variety of multi-player sports and trivia games 365 days a year to hospitality venues such as restaurants, sports bars, hotels, clubs and military bases totaling approximately 3,300 locations in North America ("Locations") as of March 1, 2000. A unique feature of NTN Network's interactive programming is that all players compete in real-time within each Location and are ranked at the end of each game against players in all Locations throughout North America. This enables each Location to create on-premises promotions to increase patron loyalty as well as allowing NTN to capture national sponsors who want to use the competitions as a promotional tool.

     Our current strategy is to develop and take the BUZZTIME.com brand beyond the Internet and online services to multiple consumer interactive platforms and to gain player registrations and loyalty, regardless of the consumer's point of access. The NTN Network will be a key element in promoting the new brand. In the future, we expect to generate revenues through a combination of advertising, game sponsorships, pay-to-play and subscription models across all platforms. There can be no assurance, however, that we will be successful in executing this strategy.

                                  RISK FACTORS

     The shares of Common Stock being offered involve a high degree of risk. You should carefully consider the following risk factors and all other information contained in this Prospectus and the Prospectus Supplement before you buy shares of our Common Stock. The trading price of our Common Stock could decline due to any of these risks, and you could lose all or part of your investment.

RISKS ASSOCIATED WITH NTN COMMUNICATIONS AND THIS OFFERING

     Our Limited Liquidity and Capital Resources May Constrain Our Ability To Operate Our Business. At December 31, 1999, our current assets exceeded our current liabilities by $921,000. As of the date of this Prospectus, we believe that our cash on hand, anticipated cash flows from our operations and borrowings under our line of credit will be sufficient to meet our immediate operating needs.

     We will require additional financing to implement our plan of

     - converting our entire existing customer base to the Digital Interactive Television Network ("DITV");

     - expanding the DITV Network; and

     - executing our strategy to promote our newly-branded game portal called "BUZZTIME.com."

     We intend to raise funds through public or private financings or other arrangements. We cannot assure you that we will be able to raise capital on terms to our satisfaction. If we are unable to raise capital when needed, or if our cash flows are less than we anticipate, or if we incur unanticipated expenses, our business, financial condition and results of operations will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 for additional information about our liquidity and capital resources.

     Any additional equity financing may be dilutive to stockholders.

     We Have Experienced Significant Losses and Our Future Profitability Remains Uncertain. We had a net loss of $2,498,000 for the year ended December 31, 1999. We cannot assure you that we will achieve or sustain profitability, and we may have significant or increasing operating and net losses in the future.

     Our Prospects for Growth Are Uncertain. Our new DITV Network, launched in April 1999, is now being deployed to subscriber locations. We currently plan to continue operating our original NTN network and the DITV Network concurrently until approximately June 2000. Our immediate prospects for growth depend, in part, on the successful introduction and implementation of the new DITV Network. We cannot assure that the DITV Network will be favorably received by our current subscribers or that it will enable us to attract a significant number of new subscribers. We also cannot assure that we can implement and operate the DITV Network profitably.

     In December 1999, we established a subsidiary, BUZZTIME.com, Inc., a Delaware corporation. We expect BUZZTIME.com to function both as a developer and a distributor of game content. As a developer, BUZZTIME.com will continue to augment our expansive interactive game library. As a distributor, BUZZTIME.com intends to broadcast live play-along game shows to a broad array of interactive networks and platforms, including the Internet and online services, interactive television and hand-held devices. In Spring of 2000, we expect to launch BUZZTIME.com as a new game web site. Our strategy is to develop and take the BUZZTIME.com brand beyond the Internet and online services to multiple consumer interactive platforms. Our prospects are subject to risks and uncertainties, including those described in this Prospectus, and we cannot assure that we will be successful in executing our strategy.

     We Are Involved in Pending Litigation Proceedings. On June 11, 1997, we were named as a defendant in a class action lawsuit filed in the United States District Court for the Southern District of California. The complaint alleged violations of state and federal securities laws based upon purported omissions from our periodic filings with the Securities and Exchange Commission. More particularly, the complaint alleged that the defendant directors and former officers devised an "exit strategy" to provide themselves with undue compensation upon their resignation from NTN Communications. The plaintiffs further alleged that the defendants made false statements about, and failed to disclose, contingent liabilities and phantom assets in our consolidated financial statements and our independent auditor's audit reports. According to the plaintiffs, these alleged misrepresentations and omissions inflated the trading price of our Common Stock.

     In November 1999, we reached a tentative settlement agreement with the plaintiffs in the federal lawsuit whereby we will pay $3,250,000, subject to final approval by the U.S. District Court. A settlement hearing is scheduled to take place in April 2000 for the purpose of seeking court approval of the proposed settlement and plan of allocation of the settlement funds. Upon approval of the proposed settlement, the court is expected to enter final judgment and dismiss the litigation. However, there can be no assurance that the U.S. District Court will approve the settlement agreement.

     We Face Significant Competition. The entertainment business is highly competitive. We compete with other companies for total entertainment dollars in the marketplace. Our network programming competes generally with broadcast television, direct satellite programming, pay-per-view, other content offered on cable television, and other forms of entertainment. Furthermore, certain of our competitors have greater financial and other resources available to them. With the entrance of motion picture, cable and television companies, competition in the interactive entertainment and multimedia industries will likely intensify in the future. In January 1999, The Walt Disney Company introduced interactive programming broadcast in conjunction with live sporting and other events which may compete directly with our programming.

     We also compete with other content and services available to consumers through online services. Moreover, the expanded use of online networks and the Internet provide computer users with an increasing number of alternatives to video games and entertainment software. We seek to compete by providing high quality products, thereby establishing a favorable reputation among frequent users. There can be no assurance, however, that we can compete effectively. The entertainment industry is continuing to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of our products.

     New Products and Rapid Technological Change May Affect Our Operations. The emergence of new entertainment products and technologies, changes in consumer preferences and other factors may limit the life cycle of our technologies and any future products and services we develop. Accordingly, our future performance will depend on our ability to

     - identify emerging technological trends in our market;

     - identify changing consumer needs, desires or tastes;

     - develop and maintain competitive technology, including new product and service offerings;

     - improve the performance, features and reliability of our products and services, particularly in response to technological changes and competitive offerings; and

     - bring technology to the market quickly at cost-effective prices.

There can be no assurance that we will be successful in developing and marketing new products and services that respond to technological and competitive developments and changing customer needs, or that such products and services will gain market acceptance. Any significant delay or failure in developing new or enhanced technology, including new product and service offerings, would have a material adverse effect on our business, financial condition and operating results.

     Our Inability To Protect Our Intellectual Property Could Seriously Damage Our Business. We rely on a combination of trademarks, copyrights and trade secret laws to protect our proprietary rights in certain of our products. Furthermore, it is our policy that all employees and consultants involved in research and development activities sign nondisclosure agreements. Our competitors may, however, misappropriate our technology or independently develop technologies that are as good as or better than ours. Our competitors may also challenge or circumvent our proprietary rights. If we have to initiate or defend against an infringement claim in the future to protect our proprietary rights, the litigation over such claims could be time-consuming and costly to us, adversely affecting our financial condition.

     If We Cannot Establish Brand Awareness, Our Business May Be Adversely Affected. Enhancing the BUZZTIME.com brand is critical to our ability to expand our user base and revenues. We believe that the importance of brand recognition will increase as the number of entertainment web sites grows and have, therefore, launched our "BUZZTIME Everywhere" campaign. In order to attract and retain users and advertisers, we intend to increase expenditures for creating and maintaining brand loyalty. There is no assurance that we will be successful in building or maintaining this brand. Our success in promoting and enhancing the BUZZTIME.com brand will also depend on our success in providing high quality content, features and functions that are attractive and entertaining to users of online game shows and multi-player games. If advertisers or visitors to our web sites do not perceive our services to be of high quality, the value of the BUZZTIME.com brand could be diminished, and this could adversely affect our business, financial condition and results of operations.

     We Have Experienced Recent Equipment Problems. The 49 megahertz Playmaker(R), a hand-held, radio frequency device used to enter choices and selections by players of QB-1(R) and our other games and programming broadcast via our original NTN Network is still being used in approximately 40% of our hospitality locations as of March 16, 2000. Our customers have experienced certain recurring problems with 49 megahertz Playmakers related to noise sensitivity and performance of the Playmaker's rechargeable batteries. We believe these equipment problems have contributed to high rate of terminations and bad debt experience. To address these problems, we introduced a 900 megahertz Playmaker in April 1999. The 900 megahertz Playmaker is manufactured by the manufacturer of the 49 megahertz Playmaker. To date, there have been no significant equipment problems with the 900 megahertz Playmaker. However, there is no assurance that such problems or other problems will not occur in the future.

     We Depend on a Single Supplier of Playmakers. We currently purchase the redesigned 900 megahertz Playmaker from a single, unaffiliated Taiwanese manufacturer. Unless and until we succeed in establishing additional manufacturing relationships, we will continue to depend on our current sole source supplier of Playmakers. If we lose our supplier, our business will be adversely affected.

     Our Games and Game Shows Are Subject To Gaming Regulations. We operate online games of skill and chance that are regulated in many jurisdictions and, in some instances, we reward prizes to the participants. The selection of prize winners is sometimes based on chance, although none of our games requires any form of monetary payment. The laws and regulations that govern our games, however, are subject to differing interpretations in each jurisdiction and are subject to legislative and regulatory change in any of the jurisdictions in which we offer our games. If such changes were to happen, we may find it necessary to eliminate, modify or cancel certain components of our products that could result in additional development costs and/or the possible loss of revenue.

     If We Fail To Manage Our Growth Effectively, We May Lose Business and Experience Reduced Profitability. Continued implementation of our business plan requires an effective planning and management process. Our growth has placed, and our anticipated future growth will continue to place, a significant strain on our management systems and resources. If we are to grow successfully, we must:

     - improve our operational, administrative and financial systems;

     - expand, train and manage our workforce; and

     - attract and retain qualified management and technical personnel.

     We plan to continue adding to our technical and Internet sales and marketing force and our advertising sales department. However, competition for qualified personnel is intense, particularly for employees with technical and Internet sales and marketing expertise. The success of our business depends on hiring and retaining suitable personnel.

     If Our Key Personnel Leave Us, Our Business May Be Adversely Affected. Our success greatly depends on the efforts of our executive management, including the Chief Executive Officer, Chief Financial Officer and President of BUZZTIME.com. Our ability to operate successfully will depend significantly on the services and contributions of each of these officers. Although we entered into an employment agreement with our Chief Executive Officer on October 7, 1998, we cannot assure you that he will continue his employment for any specified period of time. Our business and operations may be adversely affected if one or more key executives were to leave.

     Our Stock Price Has Been Highly Volatile. The trading price of our Common Stock has been and may continue to be subject to wide fluctuations. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommenda-tions by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

     Our Charter Contains Provisions That May Hinder or Prevent a Change in Control of Our Company. Certain provisions of our Certificate of Incorporation could make it more difficult for a third party to acquire control of our company, even if such a change in control would benefit our stockholders. For example, our Certificate of Incorporation requires a supermajority vote of at least 80% of the total voting power, voting together as a single class, to amend certain provisions of the Certificate of Incorporation and the Bylaws, including those provisions relating to:

     - the number, election and term of directors;

     - the removal of directors and the filling of vacancies; and

     - the supermajority voting requirements of our Certificate of Incorporation.

These provisions could discourage third parties from taking over control of our company. Such provisions may also impede a transaction in which you could receive a premium over then-current market prices and your ability to approve a transaction that you consider in your best interests.

     In addition, our Certificate of Incorporation and Bylaws divide our Board of Directors into three classes, each class to be nearly equal in number as possible and to serve staggered three-year terms. Approximately one-third of our directors are subject to re-election at each annual meeting of stockholders. This classification of directors, together with other provisions in our Certificate of Incorporation that limit the ability of stockholders to increase the size of our Board of Directors without a supermajority vote or to remove directors, may make it more difficult for stockholders to change the composition of our Board of Directors, whether or not a change in our Board of Directors would be beneficial to our company and our stockholders and whether or not a majority of our stockholders believes such a change would be desirable.

     Our Certificate of Incorporation also eliminates the ability of the stockholders to call a special meeting of stockholders or to act by written consent.

     We Do Not Expect to Pay Dividends During the Foreseeable Future. We have never declared or paid any cash dividends on our Common Stock and anticipate that for the foreseeable future any earnings will be retained for use in our business. Our outstanding revolving line of credit prohibits us from paying cash dividends without obtaining prior approval from the lender.

     If the Shares of Our Common Stock Eligible for Future Sales Are Sold, the Market Price of Our Common Stock May Be Adversely Affected. Sales of substantial amounts of our Common Stock in the public market after this offering or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. As of March 1, 2000, there were approximately 7,011,104 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options at exercise prices ranging from $0.5625 to $6.37 per share. As of March 1, 2000, there were also outstanding warrants to purchase an aggregate of approximately 3,008,238 shares of Common Stock at exercise prices ranging from $0.6875 to $6.125 per share.

RISKS ASSOCIATED WITH THE INTERNET

     One of our principal business objectives is to increase our direct contact with consumers. To that end, we maintain a web site on the Internet (the "NTN Web Site") and are currently constructing a web site for BUZZTIME on the Internet (the "BUZZTIME Web Site", together with NTN Web Site, our "Web Sites"). We will face the risks described below in operating the Web Sites on the Internet.

     We Face Significant Internet Competition. The Internet market is new, rapidly evolving and intensely competitive. We expect this competition to intensify in the future due in part to the minimal barriers to entry and the relatively low cost to launch a new web site. We will compete with a variety of other entertainment and multimedia companies on the Internet. Some of these competitors can devote substantial resources to Internet commerce in the near future. Our Web Sites will also compete with traditional providers of entertainment and multimedia content and services.

     We believe that the principal competitive factors we will face in providing entertainment and multimedia content and services through our Web Sites are brand recognition, selection, availability, price, effectiveness of advertising, customer service, technical expertise, convenience, accessibility, quality of search tools and quality of editorial and other site content. Many of our current and potential competitors have large customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, some competitors may be able to obtain services from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote more resources to web site and systems development than we can. We cannot assure you that our Web Sites will be able to compete successfully against current or future competitors.

     We Face Rapid Technological Change. The technology used in the Internet commerce industry changes rapidly. This rapid change results in the availability of many new products and services, new industry standards, and frequent changes in user and customer requirements and preferences. The success of our Web Sites will depend, in part, on our ability to do the following:

     - license leading technologies useful in the Internet services business;

     - enhance our Web Sites' existing services;

     - develop new services and technologies that address the increasingly sophisticated and varied needs of our customers; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We cannot assure you that we will successfully use new technologies effectively or adapt our Web Sites to customer requirements or emerging industry standards.

     We Depend on Continued Growth of the Internet. Our future success depends on the increased use of the Internet. We cannot assure you that the market for Internet services will continue to grow or become sustainable. The Internet may not continue as a viable commercial marketplace because of many factors, including:

     - inadequate development of the necessary infrastructure;

     - lack of development of complementary products such as high speed modems and high speed communication lines; and

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity.

     If the Internet and other online services continue to experience significant growth in the number of users, the frequency of use or bandwidth requirements, the infrastructure for the Internet could be affected by capacity constraints. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of service activity. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and could adversely affect usage of the Internet. Our business, prospects, financial condition and results of operations could be materially adversely affected if use of the Internet does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet does not effectively support growth that may occur, or if the Internet does not become a viable commercial marketplace.

     We Will Only Be Able To Execute Our Business Plan If We Are Successful In Achieving Our Advertising Revenue Goals. Consumer usage of the Internet is relatively new, and the success of the Internet as an advertising medium will depend on its widespread adoption. Our business would be materially adversely affected if the Internet advertising market develops more slowly than we expect, or if we are unsuccessful in achieving our advertising revenue goals. We expect that revenues from Internet advertising will make up a significant amount of our revenues in the future. The adoption of Internet advertising, particularly by those entities that have historically relied on traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Advertisers that have traditionally relied on other advertising media may be reluctant to advertise on the Internet. These businesses may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. Many potential advertising and electronic commerce partners have little or no experience using the Internet for advertising purposes. Consequently, they may allocate only limited portions of their advertising budgets to the Internet.

     We May Be Liable for the Content We Make Available on the Internet. We make content available on our Web Sites and on the web sites of our advertisers and distribution partners. The availability of this content could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, or copyright or trademark infringement. We could also be exposed to liability for third-party content accessed through the links from our Web Sites to other web sites. We may incur costs to defend ourselves against even baseless claims, and our financial condition could be materially adversely affected if we are found liable for information that we make available. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and may limit the attractiveness of our services to users.

     We May Lose Visitors To Our Web Sites If Our Online Security Measures
Fail. Secure transmission of confidential information over public networks is a significant barrier to Internet commerce. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise the security measures we employ to protect customer transaction data. In addition, concerns over the security of transactions conducted on the Internet and the privacy of users in general may inhibit the growth of Internet commerce. To the extent that our activities or the activities of third-party contractors involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate security-related problems, and we cannot assure you that our security measures will prevent security breaches. Any compromise of our security systems could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

     Our Business May Suffer If We Have Difficulty Retaining Users on Our Web Sites. Our business and financial results depend on our ability to retain users on our Web Sites. In any particular month, many of the visitors to our Web Sites are not registered users, and many of our registered users do not visit our Web Sites. We believe that intense competition has caused, and will continue to cause, some of our registered users to seek online entertainment on other web sites and spend less time on our Web Sites. It is relatively easy for Internet users to go to competing sites, and we cannot be certain that any steps we take will maintain or improve our retention of users. In addition, some new users may decide to visit our Web Sites out of curiosity regarding the Internet and may later discontinue using Internet entertainment services. If we are unable to retain our user base, our business and financial results may suffer.

     Laws Restricting the Internet Could Adversely Affect Our Business. Federal, state and foreign governmental organizations are currently considering many legislative and regulatory proposals. If a government authority were to adopt laws or regulations that cover Internet-related issues such as user privacy, pricing and characteristics and quality of products and services provided, the growth of the Internet could be adversely affected. This could lead to a decrease in demand for services offered over the Internet, including those that our Web Sites offer, and could increase the cost of doing business on the Internet. In addition, we do not know how existing laws governing issues such as property ownership, copyright, trade secret, libel and personal privacy will be applied to the rapidly changing Internet. We could be materially adversely affected by any new legislation or regulation or by the application or interpretation of existing laws to the Internet.

                               RECENT DEVELOPMENT

EXPIRATION OF PUT RIGHT

     In February 1998, pursuant to the settlement of a class action lawsuit pending against us since 1993, we issued 565,000 warrants to purchase our Common Stock (the "Settlement Warrants"). Each Settlement Warrant has a term of three years beginning February 18, 1998 and entitles the holder thereof to purchase a share of our Common Stock at a price of $0.96. During the period from February 18, 2000 to February 18, 2001, the holders of the Settlement Warrants were to have the right, but not the obligation, to put the Settlement Warrants to us for repurchase at a price of $3.25 per Settlement Warrant (the "Put Right"). However, the Put Right expired by its terms on February 17, 2000 when the closing price per share of our Common Stock on the American Stock Exchange reached $4.22 or above for the seventh trading day. We have no further obligation to repurchase the Settlement Warrants. The right of holders to exercise the Settlement Warrants to purchase shares of our Common Stock at $0.96 per share continues through February 18, 2001. As a result of the expiration of the Put Right, an accrual for the Settlement Warrants in the approximate amount of $1,793,000 as of December 31, 1999, will be reversed in the first quarter of 2000, thereby reducing expenses.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the shares of our Common Stock offered from time to time hereby will be used for working capital and general corporate purposes, which may include sales and marketing activities, capital expenditures and the purchase of additional equipment. Pending these uses, the net proceeds of an offering of our shares of Common Stock will be invested in short term, interest-bearing, investment grade securities.

                              PLAN OF DISTRIBUTION

     We may sell shares of Common Stock at fixed prices through underwriters, dealers or agents, or directly to one or more purchasers. For each sale of Common Stock, the Prospectus Supplement will describe:

     - the public offering price;

     - the names of any underwriters, dealers or agents;

     - the purchase price of the Common Stock;

     - our proceeds from the sale of the Common Stock;

     - any underwriting discounts, agency fees, or other compensation payable to underwriters or agents; and

     - any discounts or concessions allowed or reallowed or paid to dealers.

     If we use underwriters in the sale, they will buy shares of Common Stock for their own account. The underwriters may then resell the shares of Common Stock in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase shares of Common Stock will be subject to certain conditions. The underwriters will be obligated to purchase all of the shares of Common Stock offered if they purchase any shares of Common Stock. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     If we use dealers in the sale, we will sell shares of Common Stock to such dealers as principals. The dealers may then resell the shares of Common Stock to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of Common Stock in any state that does not permit such an offer.

     Underwriters, dealers and agents that participate in the distribution of the Common Stock may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions or profit they receive when they resell shares of Common Stock may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

     We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase shares of Common Stock from us on a future date at a specified price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

     Underwriters, dealers and agents may engage in transactions with us or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered will be passed upon for NTN Communications by O'Melveny & Myers LLP. Underwriters, dealers or agents, who we will identify in a Prospectus Supplement, may have their counsel opine about certain legal matters relating to the offering and sale of the shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of NTN Communications, Inc., as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated herein by reference and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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     YOU SHOULD RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN
THE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. NTN COMMUNICATIONS HAS NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION.
NEITHER NTN COMMUNICATIONS, NOR ANY OTHER PERSON ON BEHALF OF NTN
COMMUNICATIONS, IS MAKING AN OFFER TO SELL OR SOLICITING AN OFFER TO BUY ANY OF THE SECURITIES DESCRIBED IN THE ACCOMPANYING PROSPECTUS OR IN THIS PROSPECTUS SUPPLEMENT IN ANY STATE WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THE ACCOMPANYING PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS. THERE MAY HAVE BEEN CHANGES IN THE AFFAIRS OF NTN COMMUNICATIONS
SINCE THE DATE OF THE ACCOMPANYING PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT.
                             ---------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                             PAGE
                                             ----
Forward-Looking Statements................    S-2
Offering Summary..........................    S-3
Risk Factors..............................    S-4
Recent Company Developments...............    S-5
Price Range of Common Stock and Dividend
  Policy..................................    S-6
Selected Historical Financial
  Information.............................    S-7
Use of Proceeds...........................    S-8
Capitalization............................    S-9
Dilution..................................   S-10
Description of Capital Stock..............   S-11
Underwriting..............................   S-13
Legal Matters.............................   S-14
                   PROSPECTUS
Where You Can Find More Information.......      2
Forward-Looking Statements................      2
About NTN Communications..................      3
Risk Factors..............................      3
Recent Development........................     10
Use of Proceeds...........................     10
Plan of Distribution......................     10
Legal Matters.............................     11
Experts...................................     11

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                                2,000,000 SHARES

                 LIVE INTERACTIVE ENTERTAINMENT [4-COLOR LOGO]

                            NTN COMMUNICATIONS, INC.

                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT

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                             STARR SECURITIES, INC.

                                   GUNNALLEN
                                   FINANCIAL
                                 April 14, 2000

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